SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2024
Commission File Number: 001-41980

SENSTAR TECHNOLOGIES CORPORATION
 (Translation of registrant’s name into English)

119 John Cavanaugh Drive
Ottawa, Ontario
Canada, K0A 1L0
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

The following exhibit is attached:

99.1	Press Release: Senstar Technologies Corporation to Report Third Quarter 2024 Results on Tuesday, November 12, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2024

Senstar Technologies Corporation

By: /s/ Alicia Kelly
Name: Alicia Kelly
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Senstar Technologies Corporation to Report Third Quarter 2024 Results on Tuesday, November 12, 2024.